# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Concentrix Corp, CIK 0001803599
CUSIP: 20602D101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 39899 BALENTINE DRIVE, NEWARK, California (CA), 94560
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001344701

## Reporting persons
- Synnex Technology International CORP: type of reporting person: corporation (CO); citizenship or place of organization: Taiwan (F5); does not affirm membership in a group (box b); sole voting power 4,369,475; shared voting power 0; sole dispositive power 4,369,475; shared dispositive power 0; aggregate amount beneficially owned 4,369,475 (7.1% of the class)

## Item 1. Issuer
Name of issuer: Concentrix Corp
Address of issuer's principal executive offices: 39899 BALENTINE DRIVE, NEWARK, CALIFORNIA, 94560.

## Item 2. Person Filing
Name of person filing: Synnex Technology International Corporation
Address of principal business office or, if none, residence: 27 F., No. 205, Sec. 8, Civic Blvd., Nangang Dist., Taipei City 115028, Taiwan (R.O.C.)
Citizenship: Taiwan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,369,475
Percent of class: 7.09%
Sole power to vote or to direct the vote: 4,369,475
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,369,475
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Peer Developments Ltd. is a 100% directly owned subsidiary of Synnex Technology International Corp. and hold 4,369,475 common stock of the issuer.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Synnex Technology International CORP: Tu, Shu-Wu, Director (04/27/2026)